This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED JANUARY 22, 2002
     PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 13, 1999


                                 $300,000,000



                                     [LOGO]
                                  CAPITAL ONE

                       Capital One Financial Corporation

                          % Notes Due          , 2007

                                 -------------

   We will pay interest on the notes each             and           . The first
interest payment will be made on           , 2002.

   We may not redeem the notes prior to their maturity on           , 2007.
There is no sinking fund for the notes.

   The notes are not savings accounts, deposits or other obligations of a bank and are not insured by the FDIC or any other governmental agency.

   Investing in the notes involves risks. See "Risk Factors" on page S-7.

                                   Underwriting
                         Price to  Discounts and   Proceeds to
                        Public (1)  Commissions  Capital One (1)
                        ---------- ------------- ---------------
  Per Note............  %          %             %
  Total...............  $          $             $

(1)  Plus accrued interest, if any, from               , 2002.

   Delivery of the notes in book-entry form only, will be made on or about
January   , 2002.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                               Joint Bookrunners

     Credit Suisse First Boston                                   JPMorgan


Banc of America Securities LLC

                           Deutsche Banc Alex. Brown

                                                                Lehman Brothers


         The date of this prospectus supplement is January   , 2002.

                                 -------------

                               TABLE OF CONTENTS

                          PROSPECTUS SUPPLEMENT
                                                        Page
                                                        ----
                   FORWARD-LOOKING STATEMENTS..........  S-3
                   THE COMPANY.........................  S-3
                   RECENT DEVELOPMENTS.................  S-4
                   SELECTED CONSOLIDATED FINANCIAL DATA  S-5
                   RISK FACTORS........................  S-7
                   USE OF PROCEEDS..................... S-11
                   CAPITALIZATION...................... S-12
                   DESCRIPTION OF NOTES................ S-13
                   UNDERWRITING........................ S-16
                   NOTICE TO CANADIAN RESIDENTS........ S-17
                   WHERE YOU CAN FIND MORE INFORMATION. S-18
                   LEGAL MATTERS....................... S-19

                                PROSPECTUS
                                                        Page
                                                        ----
                   ABOUT THIS PROSPECTUS...............   2
                   WHERE TO FIND MORE INFORMATION......   2
                   INCORPORATION OF CERTAIN INFORMATION
                     BY REFERENCE......................   2
                   CAPITAL ONE.........................   3
                   USE OF PROCEEDS.....................   4
                   FINANCIAL RATIOS....................   4
                   SUPERVISION, REGULATION AND OTHER
                     MATTERS...........................   5
                   DESCRIPTION OF DEBT SECURITIES......  10
                   DESCRIPTION OF PREFERRED STOCK......  17
                   DESCRIPTION OF COMMON STOCK.........  20
                   PLAN OF DISTRIBUTION................  24
                   VALIDITY OF SECURITIES..............  24
                   EXPERTS.............................  24

                                 -------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                       ABOUT THIS PROSPECTUS SUPPLEMENT

   We provide information to you about the notes in two separate documents: (a) the accompanying prospectus, which provides general information, some of which may not apply to the notes, and (b) this prospectus supplement, which describes the specific terms of the notes. If information in this prospectus supplement is inconsistent with the prospectus, you should rely on this prospectus supplement.

   It is important for you to read and consider all the information contained in this prospectus supplement and the attached prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" on page S-18.

   We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

   In this prospectus supplement, the terms "Capital One", "we", "us", and "our" refer to Capital One Financial Corporation.

                          FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus contain (or incorporate by reference) forward-looking statements. Forward-looking statements include information relating to growth in earnings per share, return on equity, growth in managed loans outstanding and customer accounts, net interest margins, funding costs, operations costs and employment growth, marketing expense, delinquencies and charge-offs. Forward-looking statements also include statements using words such as "expect", "anticipate", "intent", "plan", "believe", "estimate" or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

   Numerous factors could cause our actual results to differ materially from those described in forward-looking statements, including, among other things:

   . continued intense competition from numerous providers of products and services which compete with our businesses;

   . an increase in credit losses (including increases due to worsening of economic conditions);

   . our ability to continue to securitize our credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to fund our operations and future growth;

   . losses associated with new products or services or expansion internationally;

   . our ability to recruit experienced personnel to assist in the management and operations of new products and services; and

   . other factors listed from time to time in reports we file with the Securities and Exchange Commission, including, but not limited to, factors set forth under the caption "Risk Factors" in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2000.

   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the factors discussed above in evaluating these forward-looking statements.

                                  THE COMPANY

   We are a holding company, incorporated in Delaware on July 21, 1994. Our subsidiaries provide a variety of products and services to consumers using our proprietary information-based strategy, which we refer to as IBS. Our principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525 (telephone number: (703) 205-1000). Our web site is www.capitalone.com. The information on our web site is not part of this prospectus supplement or the related prospectus.

   Our predecessor commenced operations in 1953, the same year as the formation of what is now MasterCard International, and is one of the oldest continually operating bank card issuers in the United States. We are one of the largest issuers of MasterCard(R)* and Visa(R)* credit cards in the world. The success of our information-based strategy, which we initiated in 1988, in addition to credit card industry dynamics, has led to our growth in managed credit card loans and accounts. As of December 31, 2001, we had total reported assets of $28.2 billion, total reported liabilities of $24.9 billion and total stockholders' equity of $3.3 billion.

--------
* MasterCard and Visa are registered trademarks of MasterCard International Incorporated and Visa USA, Inc., respectively.

Capital One Bank

   Our principal subsidiary is Capital One Bank, which we call "the Bank." The Bank is a limited purpose Virginia state chartered bank that offers credit card products. Our principal asset is our equity interest in the Bank. As of December 31, 2001, the Bank constituted approximately 74% of our managed assets. The Bank offers a variety of credit card products, including:

  .  Visa and MasterCard brands;

  .  Platinum and Gold premium label cards;

  .  Secured and unsecured standard product cards; and

  . United States and international offerings, with a current focus on the United Kingdom, Canada and France.

Capital One, F.S.B.

   We also have a federally chartered savings bank subsidiary, Capital One, F.S.B., which we call "the Savings Bank." The Savings Bank was established in June 1996 to offer consumer lending products and deposits. The Savings Bank offers, and expects to continue to offer, multiple financial products and services by using our information-based strategy and existing information technology systems.

Proposed Merger of Capital One Bank and Capital One, F.S.B.

   We have filed applications with the Board of Governors of the Federal Reserve System and the State Corporation Commission of Virginia, Bureau of Financial Institutions, to merge the Bank and the Savings Bank. If approved, the Bank would be the surviving institution, and would, concurrently with the merger, convert from a state-chartered limited purpose credit card bank to a state-chartered savings bank. The resulting institution would retain the name "Capital One Bank," as well as its membership in the Federal Reserve System.

                              RECENT DEVELOPMENTS

   On January 15, 2002, we announced earnings for 2001 of $642.0 million, compared with earnings of $469.6 million in 2000. For the fourth quarter of 2001, earnings were $177.7 million versus earnings of $128.3 million for the comparable period in the prior year. During the fourth quarter of 2001, we added 3.7 million net new accounts, bringing total accounts to 43.8 million. Managed consumer loan balances increased by $6.8 billion during the fourth quarter of 2001 to $45.3 billion. Total managed revenue increased to $1.9 billion during the fourth quarter of 2001, compared to $1.8 billion in the third quarter of 2001 and $1.4 billion in the fourth quarter of 2000. The managed net charge-off ratio was 4.42% for the three months ended December 31, 2001, as compared to 3.92% for the three months ended September 30, 2001 and 3.98% for the three months ended December 31, 2000. The managed delinquency rate decreased to 4.95% as of December 31, 2001, compared with 5.20% as of September 30, 2001. Our managed net interest margin decreased to 8.68% in the fourth quarter of 2001 from 9.27% in the third quarter of 2001 primarily because of an increase in the amount of loans at teaser rates, continued growth in our superprime segment and an increase in our liquidity during the quarter. Contributing to the growth in accounts and managed loans during the quarter was an increase in marketing expense to $301 million from $282 million in the third quarter of 2001 and $259 million in the fourth quarter of 2000. Annualized operating expenses per account declined in the fourth quarter of 2001 to $74 from $81 (excluding one-time charges) in the third quarter of 2001 and $78 in the fourth quarter of 2000.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth selected consolidated financial data for Capital One as of the dates or for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the detailed information and financial statements included in the documents incorporated herein by reference. See "Where You Can Find More Information" on page S-18.

   We periodically securitize and sell consumer loan receivables to provide funds for operations and to improve liquidity. The effect of these transactions is to remove these consumer loans from our balance sheet. We record gains or losses on the securitization of consumer loan receivables based on the estimated fair value of the assets sold and retained and liabilities incurred in the sale. The information in the following table under "Managed Loan Data" includes receivables sold in credit card securitization transactions and our on-balance sheet loan portfolio.

                                            Nine Months Ended
                                              September 30,              Year Ended December 31,
                                        ------------------------  ------------------------------------
                                           2001         2000         2000         1999         1998
                                        -----------  -----------  -----------  -----------  ----------
                                            (Dollars in thousands, except per share and ratio data)
Income Statement Data:
   Interest income..................... $ 2,029,779  $ 1,683,667  $ 2,389,902  $ 1,593,484  $1,111,536
   Interest expense....................     856,169      553,342      801,017      540,882     424,284
                                        -----------  -----------  -----------  -----------  ----------
   Net interest income.................   1,173,610    1,130,325    1,588,885    1,052,602     687,252
   Provision for loan losses...........     683,947      470,944      718,170      382,948     267,028
                                        -----------  -----------  -----------  -----------  ----------
   Net interest income after provision
     for loan losses...................     489,663      659,381      870,715      669,654     420,224
   Non-interest income.................   3,242,642    2,162,336    3,034,416    2,372,359   1,488,283
   Non-interest expense................   2,983,460    2,271,141    3,147,657    2,464,996   1,464,586
                                        -----------  -----------  -----------  -----------  ----------
   Income before income taxes..........     748,845      550,576      757,474      577,017     443,921
   Income taxes........................     284,561      209,219      287,840      213,926     168,690
                                        -----------  -----------  -----------  -----------  ----------
   Net income.......................... $   464,284  $   341,357  $   469,634  $   363,091  $  275,231
                                        ===========  ===========  ===========  ===========  ==========

Per Common Share:
   Basic earnings per share............ $      2.23  $      1.73  $      2.39  $      1.84  $     1.40
   Diluted earnings per share.......... $      2.11  $      1.63  $      2.24  $      1.72  $     1.32

Balance Sheet Statistics (period-end):
   Securities.......................... $ 3,175,310  $ 1,793,395  $ 1,859,029  $ 1,968,853  $2,080,980
   Consumer loans......................  17,479,715   12,331,088   15,112,712    9,913,549   6,157,111
   Allowance for loan losses...........    (727,000)    (457,000)    (527,000)    (342,000)   (231,000)
   Total assets........................  23,513,437   16,378,825   18,889,341   13,336,443   9,419,403
   Interest-bearing deposits...........  11,075,499    6,323,924    8,379,025    3,783,809   1,999,979
   Shareholders' equity................   2,983,293    1,775,388    1,962,514    1,515,607   1,270,406

                                   At or for the Nine Months
                                      Ended September 30,    At or for the Year Ended December 31,
                                   ------------------------  -------------------------------------
                                      2001         2000         2000         1999         1998
                                   -----------  -----------  -----------  -----------  -----------
                                              (Dollars in thousands, except ratio data)
Managed Loan Data:
Total loans (average)............. $33,678,036  $21,378,235  $22,634,862  $18,046,913  $15,209,537
Interest income...................   3,980,188    2,888,826    4,034,882    3,174,057    2,583,872
Yield.............................       15.76%       18.02%       17.83%       17.59%       16.99%
Total loans (period-end)..........  38,489,020   24,152,151   29,524,026   20,236,588   17,395,126
Delinquency rate (1)..............        5.20%        5.32%        5.23%        5.23%        4.70%
Net charge-off rate (2)...........        3.89%        3.88%        3.90%        3.85%        5.33%

Selected Financial Ratios:
Return on average reported assets.        2.80%        3.19%        3.09%        3.28%        3.30%
Return on average shareholders'
  equity..........................       23.52%       27.65%       27.61%       25.79%       25.30%
Managed net interest margin.......        9.19%       10.94%       10.71%       10.83%        9.91%
Ratio of earnings to fixed charges
  (including interest on deposits)        1.86         1.95         1.91         2.05         2.02
Ratio of earnings to fixed charges
  (excluding interest on deposits)        2.84         2.48         2.48         2.39         2.21

Company Consolidated Capital
  Ratios(3):
Capital to managed assets.........        6.93%        6.65%        6.19%        6.83%        6.64%

--------
(1) Delinquencies represent loans which were 30 days or more past-due at period-end as a percentage of managed receivables.
(2) Net charge-offs reflect actual principle amounts charged off, less recoveries, as a percentage of average receivables for the period.
(3) The Bank and the Savings Bank had the following capital ratios as of December 31, 2000, 1999 and 1998:

                                           Bank             Savings Bank
                                   -------------------  -------------------
                                   2000   1999   1998   2000   1999   1998
                                   -----  -----  -----  -----  -----  -----
   Tier 1 risk-based capital ratio  9.30% 10.64% 11.38%  8.24%  9.06% 11.28%
   Total risk-based capital ratio. 11.38  13.11  13.88  10.90  10.69  13.87
   Tier 1 leverage ratio.......... 10.02  11.13  10.24   6.28   8.08   9.46

                                 RISK FACTORS

   This prospectus supplement and the documents incorporated by reference in this prospectus supplement contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to our future earnings per share, return on equity, growth in managed loans outstanding and customer accounts, net interest margins, funding costs, operations costs and employment growth, marketing expense, delinquencies and charge-offs. Forward-looking statements also include statements using words such as "expect", "anticipate", "intend", "plan", "believe", "estimate" or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

   Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed below. Our future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the factors discussed below in evaluating these forward-looking statements.

   This section highlights specific risks that could affect our business and us. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

We Face Intense Competition in all of our Markets

   We face intense competition from many other providers of credit cards and other consumer financial products and services. In particular, we compete with international, national, regional and local bank card issuers, with other general purpose credit or charge card issuers, and to a certain extent, issuers of smart cards and debit cards. In addition, the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, which permits greater affiliations between banks, securities firms and insurance companies, may increase competition in the financial services industry, including in the credit card business. Increased competition has resulted in, and may continue to cause, a decrease in credit card response rates and reduced productivity of marketing dollars invested in certain lines of business. Other credit card companies may compete with us for customers by offering lower interest rates and fees and/or higher credit limits. Because customers generally choose credit card issuers based on price (primarily interest rates and fees), credit limit and other product features, customer loyalty is limited. We may lose entire accounts, or may lose account balances, to competing card issuers. This customer attrition, together with any lowering of interest rates or fees that we might implement to retain customers, could reduce our revenues and therefore our earnings.

   In the past, we faced intense competition primarily in the market for our low introductory rate credit cards. Recently, however, competition in the markets for our other credit card products, such as our low fixed-rate cards, secured cards and other customized cards, has become more intense. The cost to acquire new accounts varies along business lines and is expected to rise as we move beyond the domestic card market. We expect that competition will continue to grow more intense with respect to most of our products, including our products offered internationally.

Fluctuations in Our Accounts and Loan Balances Will Affect Our Financial Results

   Our accounts and loan balances and the rate at which they grow are affected by a number of factors, including how we allocate our marketing investment among different products and the rate at which customers transfer their accounts and loan balances to us or away from us to competing card issuers. Accounts and loan balances are also affected by general economic conditions, which may increase or decrease the amount of spending by customers and affect their ability to repay their loans, and other factors beyond our control.

   Because we designed our IBS to take advantage of market opportunities by differentiating among customers and targeting growth opportunities, we cannot forecast how much we will spend for marketing, how we will spend such funds, or on which products. Accordingly, our account and loan balance growth is affected by which products our IBS identifies as targeted growth opportunities and our continual reassessment of those targets, general economic conditions, and many other factors. Our results, therefore, will vary as marketing investments, accounts and loan balances fluctuate.

It is Difficult to Sustain and Manage Growth


   Our growth strategy is threefold. First, we seek to continue to grow our domestic credit card business. Second, we desire to grow our lending business, including credit cards, internationally, in the United Kingdom, Canada and beyond. Third, we hope to identify and pursue new business opportunities. Our management believes that, through IBS, we can achieve these objectives. However, there are a number of factors that can affect our ability to do so, including:

  .  our ability to retain existing customers and to attract new customers;

  .  the growth of existing and new account balances;

  .  the delinquency and charge-off levels of accounts;

  .  the availability of funding on favorable terms;

  .  the amount of funds available for marketing to solicit new customers;

  .  general economic and other factors;

  .  postal service disruptions and costs;

  .  the legal and regulatory environment;

  .  a favorable interest rate environment;

  . our ability to build or acquire the necessary operational and organizational infrastructure;

  .  our ability to manage expenses as we expand; and

  .  our ability to recruit experienced management and operations personnel.

   Our expansion internationally is affected by additional factors, including limited access to information, differences in cultural attitudes toward credit, new regulatory and legislative environments, political developments, exchange rates and differences from the historical experience of portfolio performance in the United States and other countries.

   Difficulties or delays in the development, production, testing and marketing of new products or services will affect the success of such products or services and can cause losses associated with the costs to develop unsuccessful products and services. Such difficulties could include:

  .  failure to implement new product or service programs on time;

  .  failure of customers to accept these products or services;

  .  operational difficulties or delays;

  .  losses arising from the testing of new products or services; and

  .  legal and other difficulties.

   In addition, we may not achieve the same financial results in connection with any new products and services we offer as we achieved in the past from our credit card business.

We May Experience Limited Availability of Financing and Variation in Our Funding Costs

   The securitization of consumer loans, which involve the sale of beneficial interests in consumer loan balances, is one of our major sources of funding. As of December 31, 2001, we had $27.4 billion, or approximately 60%, of our total loans subject to securitization transactions. Our ability to use securitization funding depends on how difficult and expensive such funding is. Until now, we have completed securitization transactions on terms that we believe are acceptable. However, securitization transactions can be affected by many factors. Economic, legal, regulatory, accounting and tax changes can make securitization funding more difficult, more expensive or unavailable on any terms both domestically and internationally, where the securitization of consumer loans may be on terms more or less favorable than in the United States. For example, securitizations that meet the criteria for sale treatment under generally accepted accounting principles may not always be an attractive source of funding for us, and we may have to seek other more expensive funding sources in the future.

   In general, the amount, type and cost of our financing, including financing from other financial institutions, the capital markets and deposits, affect our financial results. A number of factors could make such financing more difficult, more expensive or unavailable including, but not limited to, changes within our organization, changes in the activities of our business partners, changes affecting our investments, interest rate fluctuations and regulatory changes. In addition, we compete for funding with other banks, savings banks and similar companies. Some of these institutions are publicly traded. Many of these institutions are substantially larger, have more capital and other resources and have better financial ratings than we do. Competition from these other borrowers may increase our cost of funds. Events that disrupt capital markets and other factors beyond our control could also make our funding sources more expensive or unavailable.

We May Experience Increased Delinquencies and Credit Losses

   Like other credit card lenders, we face the risk that we will not be able to collect on our accounts because accountholders may not repay their credit card and other unsecured loans. Consumers who miss payments on their credit card and other unsecured loans often fail to repay them, and consumers who file for protection under the bankruptcy laws generally do not repay their credit card and other unsecured loans. Therefore, the rate of missed payments, or "delinquencies," on our portfolio of loans, and the rate at which consumers may be expected to file for bankruptcy, can be used to predict the future rate at which we will charge-off our consumer loans. A high charge-off rate would hurt our overall financial performance and the performance of our securitizations and increase our cost of funds.

   Widespread increases in past-due payments and nonpayment are likely to occur if the country or a regional area experiences an economic downturn, such as a recession. In addition, credit card accounts tend to exhibit a rising trend of delinquency and credit losses as they "season," or age. As a result of seasoning of our portfolio and other factors, we have experienced an increase in our managed net charge-off rate from 3.92% in the third quarter of 2001 to 4.42% in the fourth quarter of 2001. Delinquencies and credit losses could also occur for other reasons. For example, fraud can cause losses. Likewise, if we make fewer loans than we have in the past, the proportion of new loans in our portfolio will decrease and the delinquency rate and charge-off rate may increase. Therefore, the seasoning of accounts or a slowdown in the rate at which we acquire new accounts may require higher loan loss provisions and reserves. This would reduce our earnings unless offset by other changes.

   In addition, we market many of our products to consumers who have less experience with credit risk and performance, and who therefore tend to experience higher delinquency and charge-off rates. We refer to these consumers as "underserved." Our goal is to use IBS to set the credit limits and price products for underserved consumers relative to the risk of anticipated associated losses, but we may not set high enough fees and rates for these accounts to offset the higher delinquency and loss rates we may experience.

We Face Risk From Economic Downturns and Social Factors

   Delinquencies and credit losses in the credit card industry generally increase during economic downturns or recessions. Likewise, consumer demand may decline during an economic downturn or recession. Accordingly, an economic downturn or recession (either local or national) can hurt our financial performance as accountholders default on their loans or carry lower balances. As we increasingly market our cards internationally, an economic downturn or recession outside the United States also could hurt our financial performance. A variety of social factors also may cause changes in credit card use, payment patterns and the rate of defaults by accountholders. These social factors include changes in consumer confidence levels, the public's perception of the use of credit cards and changing attitudes about incurring debt and the stigma of personal bankruptcy. Our goal is to manage these risks through our underwriting criteria and product design, but these tools may not be enough to protect our growth and profitability during a sustained period of economic downturn or recession or a material shift in social attitudes.

We Face Risks of Interest Rate Fluctuations

   Like other financial institutions, we borrow money from institutions and depositors which we then lend to customers. We earn interest on the consumer loans we make, and pay interest on the deposits and borrowings we use to fund those loans. The difference between these two interest rates affects the value of our assets and liabilities. If the rate of interest we pay on our borrowings increases more than the rate of interest we earn on our loans, our net interest income, and therefore our earnings, could fall. Our earnings could also be hurt if the rates on our consumer loans fall more quickly than those on our borrowings.

   The financial instruments and techniques we use to manage the risk of interest rate fluctuations, such as asset/liability matching, interest rate swaps and hedges, may not always work successfully. Our goal is generally to maintain an interest rate neutral or "matched" position, where interest rates on loans and borrowings go up or down by the same amount and at the same time so that interest rate changes for loans or borrowings will not affect our earnings. We cannot, however, always achieve this position at a reasonable cost. Furthermore, if these techniques become unavailable or impractical, our earnings could be less than we may have anticipated.

   We also manage these risks partly by changing the interest rates we charge on our credit card accounts. The success of repricing accounts to match an increase or decrease in our borrowing rates depends on the overall product mix of such accounts, the actual amount of accounts repriced, the rate at which we are originating new accounts and our ability to retain accounts (and the related loan balances) after repricing. For example, if we increase the interest rate we charge on our credit card accounts and the accountholders close their accounts as a result, we won't be able to match our increased borrowing costs as quickly if at all.

Changes in Regulation and Legislation Can Affect Our Results

   Federal and state laws and rules, as well as rules to which we are subject in foreign jurisdictions in which we conduct business, significantly limit the types of activities in which we engage. For example, federal and state consumer protection laws and rules limit the manner in which we may offer and extend credit. From time to time, the United States Congress and the states consider changing these laws and may enact new laws or amend existing laws to regulate further the consumer lending industry. Such new laws or rules could limit the amount of interest or fees we can charge, restrict our ability to collect on account balances, or materially affect us or the banking or credit card industries in some other manner. Additional federal and state consumer protection legislation also could seek to expand the privacy protections afforded to customers of financial institutions and restrict our ability to share or receive customer information.

   The laws governing bankruptcy and debtor relief, in the U.S. or in foreign jurisdictions in which we conduct business, also could change, making it more expensive or more difficult for us to collect from our customers. Congress currently is considering legislation that would change the existing federal bankruptcy laws. One intended purpose of this legislation is to increase the collectibility of unsecured debt, however, it is not clear whether or in what form Congress may adopt this legislation and we cannot predict how this legislation may affect us.

   In addition, banking regulators possess broad discretion to issue or revise regulations, or to issue guidance regarding the interpretation or application of such regulations, which may significantly impact Capital One, the Bank or the Savings Bank. For example, the banking agencies have issued examiner guidelines governing subprime lending activities which may require financial institutions engaged in such lending to carry higher levels of capital and/or loan loss reserves. Regulators have also recently restricted the ability of two credit card issuers to provide further credit to higher risk customers due principally to supervisory concerns over rising charge-off rates and capital adequacy. We maintain an active dialogue with our banking agency regulators and believe that our capital levels and risk management practices are appropriate for our business. We cannot, however, predict whether and how any new guidelines issued or other regulatory actions taken by the agencies will be applied to the Bank or the Savings Bank or the resulting effect on Capital One, the Bank or the Savings Bank.

   In addition, the existing laws and rules, both in the U.S and in the foreign jurisdictions in which we conduct operations, are complex. If we fail to comply with them we might not be able to collect our loans in full, or we might be required to pay damages or penalties to our customers. For these reasons, new or changes in existing laws or rules could hurt our profits.

Fluctuations in Our Expenses and Other Costs May Hurt Our Financial Results

   Our expenses and other costs, such as human resources and marketing expenses, directly affect our earnings results. Many factors can influence the amount of our expenses, as well has how quickly they grow. For example, increases in postal rates currently contemplated by postal regulators could raise our costs for postal service, which is a significant component of our expenses for marketing and for servicing our 43.8 million accounts as of December 31, 2001. As our business develops, changes or expands, additional expenses can arise from asset purchases, structural reorganization or a reevaluation of business strategies. Other factors that can affect the amount of our expenses include legal and administrative cases and proceedings, which can be expensive to pursue or defend. In addition, changes in accounting policies can significantly affect how we calculate expenses and earnings.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the notes offered by this
prospectus supplement will be approximately $              after deducting
underwriting discounts and our estimated expenses of the offering.

   We intend to use the net proceeds from this offering for general corporate purposes, which may include the reduction of short-term debt, possible acquisitions, investments in, or extensions of credit to, our subsidiaries and investments in securities.

                                CAPITALIZATION

   The following table sets forth our consolidated capitalization at December 31, 2001 on an actual basis and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement. The table should be read in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

                                                                                   December 31, 2001
                                                                             -----------------------------
                                                                                  Actual       As Adjusted
                                                                             ----------------  -----------
                                                                                 (Unaudited, dollars in
                                                                                       thousands)
Debt:
-----
Interest-bearing deposits...................................................      $12,838,968  $12,838,968
Other borrowings............................................................        3,995,528    3,995,528
Senior notes................................................................        5,335,229
                                                                             ----------------  -----------
       Total Debt...........................................................       22,169,725
                                                                             ----------------  -----------
Stockholders' Equity:
---------------------
Preferred stock, par value $.01 per share; authorized 50,000,000 shares, none issued or outstanding
Common stock, par value $.01 per share; authorized 1,000,000,000 shares, and
  216,722,883 shares issued and outstanding.................................            2,167        2,167
Paid-in-capital, net........................................................        1,350,118    1,350,118
Retained earnings and cumulative other comprehensive income.................        2,006,163    2,006,163
   Less: Treasury stock, at cost; 878,720 shares............................          (34,970)     (34,970)
                                                                             ----------------  -----------
       Total Stockholders' Equity...........................................        3,323,478    3,323,478

                                                                             ----------------  -----------
       Total Capitalization.................................................      $25,493,203  $
                                                                             ================  ===========

                             DESCRIPTION OF NOTES

   The following description of the particular terms of the notes offered hereby supplements, and to the extent inconsistent therewith modifies, the description of the general terms and provisions of senior debt securities set forth in the accompanying prospectus, to which description reference is hereby made. The following description is qualified in its entirety by reference to the provisions of the senior indenture (as defined below). Capitalized terms not defined herein have the meanings assigned to such terms in the accompanying prospectus or in the senior indenture.

General

   The notes offered hereby constitute a series of senior debt securities described in the accompanying prospectus to be issued under the indenture, which we refer to as the senior indenture, dated as of November 1, 1996, between us and BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank), as senior trustee. The notes will be direct, unsecured
obligations of the company and will mature on             , 2007.

   The notes will bear interest at the rate per annum shown on the cover page of this prospectus supplement, payable semiannually in arrears on
each      and      , beginning      , 2002, to the persons in whose names the
notes are registered at the close of business on the      or      , as the case
may be, next preceding such       and      . Interest on the notes will be paid
on the basis of a 360-day year comprised of twelve 30-day months.

   The notes are initially being offered in the principal amount of $300,000,000. We may, without the consent of the holders, increase such total principal amount by issuing more notes in the future, on the same terms and conditions (other than possibly the issue price) and with the same CUSIP number as the notes being offered hereby.

   The notes do not provide for any sinking fund and may not be redeemed prior to maturity.

Book-Entry, Delivery and Form

   The notes will be issued in the form of one or more fully registered permanent global securities registered in the name of a nominee of the depositary as described under "Description of Debt Securities--Global Debt Securities" in the accompanying prospectus. The depositary has advised us as follows: it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary holds securities that its participants deposit with it. The depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary's system is also available to others such as securities brokers and dealers, and banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.

   Upon the issuance of the global securities evidencing the notes, the depository will credit, on its book entry registration and transfer system, the respective principal amounts of the notes evidenced thereby to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests may be effected only through, records maintained by the depositary or its nominee (with respect to participants) and the records of participants (with respect to persons who hold their interests through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability of holders to transfer beneficial interests in the notes to certain purchasers.

   So long as the depositary, or its nominee, is the registered holder of the global securities, the depositary or its nominee will be considered the sole owner or holder of the notes represented by such global securities for all purposes under the senior indenture. Except as set forth below, owners of beneficial interests in the global securities will not be entitled to have notes represented by such global securities registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form, and will not be considered the owners or holders thereof for any purpose under the senior indenture. Accordingly, each person owning a beneficial interest in the global securities must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the senior indenture. Under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in the global securities desires to give any consent or take any action under the senior indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action or consent, and such participants would authorize beneficial owners owning through such participants to give or take such action or consent or would otherwise act upon the instructions of beneficial owners owning through them.

   Payment of principal and interest on notes registered in the name of or held by the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as registered holder of the global securities representing the notes. Neither we, the senior trustee, any Paying Agent nor the security registrar for the notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   We have been advised by the depositary that upon receipt of any payment of principal or interest in respect of the global securities, the depositary will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of the depositary or its nominee. Payments by participants to owners of beneficial interests in the global securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

   If the depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, or an Event of Default has occurred and is continuing, we will issue notes in definitive form in exchange for such global securities. In addition, we may at any time and in its sole discretion determine not to have the notes represented by the global securities and, in such event, will issue notes in definitive form in exchange for the global securities.

Defeasance and Discharge

   The defeasance provisions of the senior indenture described under "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes.

Same-Day Settlement and Payment

   Settlement by purchasers of the notes will be made in immediately available funds. All payments by us to the depositary of principal and interest will be made in immediately available funds.

   So long as any notes are represented by global securities registered in the name of the depositary or its nominee, such notes will trade in the depositary's Same-Day Funds Settlement System and secondary market trading in such notes will therefore be required by the depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Trustee

   BNY Midwest Trust Company, as successor to Harris Trust and Savings Bank, will serve as the senior trustee with respect to the notes.

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated January , 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. are acting as representatives, the following respective principal amounts of the notes:

                                                       Principal
                             Underwriter                Amount
                             -----------               ---------
                Credit Suisse First Boston Corporation    $
                J.P. Morgan Securities Inc............
                Banc of America Securities LLC........
                Deutsche Banc Alex. Brown Inc.........
                Lehman Brothers Inc...................
                                                          --
                   Total..............................    $
                                                          ==

   The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

   The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group
members at that price less a selling concession of      % of the principal
amount per note. The underwriters and selling group members may allow a
discount of      % of the principal amount per note on sales to other
broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

   We estimate that our out-of-pocket expenses for this offering will be
approximately $      .

   The notes are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees.

   In connection with the offering the underwriters, may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

  . Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market.

   Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. will make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. and their respective customers and is not a party to any transactions. Market Axess Inc. will not function as an underwriter or agent of the issuer, nor will Market Axess Inc. act as a broker for any customer of Credit Suisse First Boston Corporation or J.P. Morgan Securities Inc. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. based on transactions Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. conduct through the system. Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. will make securities available to their respective customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

   By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

  . the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

  . where required by law, that the purchaser is purchasing as principal and not as agent, and

  .  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action--Ontario Purchasers Only

   Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

   All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus supplement and the accompanying prospectus are part of a registration statement we have filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 with respect to the notes being offered by this prospectus supplement. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities described in the accompanying prospectus and this prospectus supplement. The SEC's rules and regulations allow us to omit certain information included in the registration statement from the accompanying prospectus and this prospectus supplement. The registration statement may be inspected by anyone without charge at the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

   In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following SEC location:

                              Public Reference Room
                              450 Fifth Street, N.W.
                              Room 1024
                              Washington, D.C. 20549

   You may also obtain copies of this information by mail from the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at rates determined by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You can also inspect reports, proxy statements and other information that we have filed electronically with the SEC at the SEC's web site at http://www.sec.gov. These documents can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   The SEC allows us to "incorporate by reference" information into the accompanying prospectus and this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of the accompanying prospectus and this prospectus supplement. Information that we file later with the SEC and that is incorporated by reference in this prospectus supplement will automatically update and supercede information contained in this prospectus supplement and the accompanying prospectus.

   The following documents contain important information about us and our financial condition. We have previously filed these documents with the SEC and incorporate them by reference into this prospectus:

1. Our annual report on Form 10-K, for the year ended December 31, 2000;

2. Our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

3. Our current reports on Form 8-K filed on January 17, 2001, January 19, 2001, April 17, 2001, July 18, 2001, July 26, 2001, September 21, 2001, October
   17, 2001, October 25, 2001, November 2, 2001 and January 16, 2002; and

4. Our definitive proxy statement* filed on March 21, 2001.

   We also incorporate by reference additional documents that we may file with the SEC after the date of this prospectus supplement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

   Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. You can obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at Capital One Financial Corporation, Investor Relations Department, 2980 Fairview Park Drive, Falls Church, Virginia 22042, telephone (703) 205-1000.

                                 LEGAL MATTERS

   John G. Finneran, Jr., Capital One's Executive Vice President, General Counsel and Corporate Secretary, will pass upon the validity of the notes offered by this prospectus supplement for Capital One. As of January 15, 2002, Mr. Finneran owned 27,051 shares of common stock and held 119,652 vested options and 535,293 unvested options to purchase additional shares of common stock issued under Capital One's 1994 Stock Incentive Plan. Simpson Thacher & Bartlett, New York, New York will pass upon the validity of the notes offered by this prospectus supplement for the underwriters.
--------
* The information referred to in Item 402(a)(8) of Regulation S-K promulgated by the SEC shall not be deemed to be specifically incorporated by reference into the accompanying prospectus and this prospectus supplement.

                                  PROSPECTUS

                       Capital One Financial Corporation
                           2980 Fairview Park Drive
                                  Suite 1300
                       Falls Church, Virginia 22042-4525
                                (703) 205-1000

                                $1,000,000,000

                                Debt Securities
                                Preferred Stock
                                 Common Stock

--------------------------------------------------------------------------------

We will provide specific terms of these securities in supplements to this prospectus.
     You should read this prospectus and any supplement before you invest.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   This prospectus is dated August 13, 1999

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that Capital One has filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, Capital One may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the prospectus supplement applicable to any offering, together with the additional information described under the heading "Where To Find More Information."

   In this prospectus, the terms "Capital One," "we," "us" and "our" refer to Capital One Financial Corporation.

                        WHERE TO FIND MORE INFORMATION

   Capital One files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. For further information on the public reference rooms, please call the SEC at 1-800-SEC-0330.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any information that we file with the SEC after this prospectus will automatically update and supercede the information in this prospectus. We incorporate by reference our documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities described in this prospectus.

   . Annual Report on Form 10-K for the year ended December 31, 1998;

   . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and
     June 30, 1999;

   . Current Reports on Form 8-K dated January 19, 1999, April 15, 1999,
     April 30, 1999, May 5, 1999, and July 15, 1999; and

   . The descriptions of Capital One's common stock and preferred stock purchase rights, which are contained in Forms 8-A filed on August 24, 1994 and November 16, 1995.

   You may request a copy of these filings at no cost by writing or telephoning the following address:

                       Capital One Financial Corporation
                                  Suite 1300
                           2980 Fairview Park Drive
                       Falls Church, Virginia 22042-4525
                        Attention: Corporate Secretary
                                (703) 205-1000

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                  CAPITAL ONE

   Capital One Financial Corporation is a holding company incorporated in Delaware on July 21, 1994. Its subsidiaries provide a variety of products and services to consumers using Capital One's proprietary information-based strategy, which is described in more detail below. Our common stock is listed on the New York Stock Exchange under the symbol COF and is included in the Standard and Poor's 500 Index. Our principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525, and our telephone number is (703) 205-1000.

   Capital One's predecessor began its operations in 1953, which is the same year as the formation of what is now MasterCard International. We are one of the largest providers of MasterCard and Visa/1/ branded credit cards in the world and are one of the oldest continually operating bankcard issuers in the United States. Capital One's historic growth in managed consumer loans and credit card accounts is due largely to the dynamics of the credit card industry and the success of our proprietary information-based strategy, which we launched in 1988. As of June 30, 1999, Capital One had reported total assets of $10.6 billion and total liabilities of $9.1 billion.

   Capital One operates in three business segments: lending, telecommunications and other non-lending new business initiatives.

Capital One Bank

   Capital One's principal subsidiary is Capital One Bank, which we call "the Bank." The Bank is a limited purpose Virginia state chartered bank that offers credit card products. Capital One's principal asset is its equity interest in the Bank. As of June 30, 1999, the Bank's business constituted approximately 83% of the managed assets of Capital One. The Bank offers a variety of credit card products, including:

   . Visa and MasterCard brands;

   . Platinum and other premium label cards;

   . Secured and unsecured standard product cards; and

   . International offerings, with an initial focus on the United Kingdom.

Capital One, F.S.B.

   Capital One also has a subsidiary that is a federally chartered savings bank, Capital One F.S.B., which we call "the Savings Bank." The Savings Bank was established in June 1996 to offer consumer lending products, including credit cards, and deposits. The Savings Bank offers, and expects to continue to offer, multiple financial products and services by using Capital One's information-based strategy and information technology systems.
--------
/1/ MasterCard and Visa are registered trademarks of MasterCard International
    Incorporated and VISA USA, Inc., respectively.

Capital One's Information-Based Strategy

   Capital One's information-based strategy allows it to differentiate among customers based on their credit risk, credit card usage and other characteristics. This information-based strategy involves:

   . developing sophisticated credit models;

   . enhancing state of the art information systems;

   . recruiting and retaining well-trained personnel to create a flexible working culture; and

   . segmenting potential customer lists based on credit scores, demographics, customer behavioral characteristics and other criteria.

   Capital One uses this strategy to customize products and solicitations for targeted customer segments. This leads to greater customer response levels and increased revenues within our risk models.

   Capital One applies its information-based strategy to all areas of its business, including solicitations, account management, credit line management, pricing strategies, usage stimulation, collections, recoveries, and account and balance retention. Credit card opportunities include, and are expected to continue to include, a wide variety of highly customized products with interest rates, credit lines and other features specifically tailored for numerous customer segments. We have also expanded our information-based strategies beyond our credit card business to other financial and non-financial businesses in order to identify new product opportunities and to make informed investment decisions regarding our existing products. These products and services include selected non-credit card consumer lending products, such as automobile financing and telecommunication services.

                                USE OF PROCEEDS

   The net proceeds from the sale of the securities will be used for general corporate purposes, including the reduction of short-term debt, possible acquisitions, investments in Capital One's subsidiaries, investments in securities and the possible acquisition of real property for use in our business.

                               FINANCIAL RATIOS

   Capital One's consolidated ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividend requirements are as follows:

                                                       Six Months
                                                         Ended          Years Ended
                                                        June 30,        December 31,
                                                       ---------- ------------------------
                                                       1999  1998 1998 1997 1996 1995 1994
                                                       ----  ---- ---- ---- ---- ---- ----
Earnings to Fixed Charges:
   Including Interest on Deposits..................... 2.07  2.07 2.04 1.89 1.83 1.78 2.55
   Excluding Interest on Deposits..................... 2.33  2.24 2.24 2.01 2.02 1.97 2.59
Earnings to Combined Fixed Charges and Preferred Stock
  Dividends:
   Including Interest on Deposits..................... 2.05  2.05 2.02 1.87 1.83 1.78 2.55
   Excluding Interest on Deposits..................... 2.31  2.22 2.21 1.99 2.02 1.97 2.59

   The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes and fixed charges less interest capitalized during the period, net of amortization of previously capitalized interest, by (ii) fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividend requirements is computed by dividing (i) income before income taxes and fixed charges less interest capitalized during the period, net of amortization of previously capitalized interest, by (ii) fixed charges and preferred stock dividend requirements. Fixed charges consist of interest expense on borrowings, including capitalized interest (including or excluding deposits, as the case may be) and the portion of rental expense which is deemed representative of interest. The preferred stock dividend requirements represent the dividend requirements on the Bank's preferred beneficial interest in capital income securities. Capital One and its subsidiaries did not have any preferred stock dividend requirements outstanding during the periods prior to 1997 presented above and, therefore, there were no preferred stock dividend requirements during those periods.

                   SUPERVISION, REGULATION AND OTHER MATTERS

   The following discussion describes some of the elements of the comprehensive regulatory framework applicable to Capital One and its subsidiaries.

General

   Capital One Bank is a limited purpose banking corporation chartered under Virginia law and a member of the Federal Reserve System. The Bank's deposits are insured by the Bank Insurance Fund, the "BIF," of the Federal Deposit Insurance Corporation. The Bank is subject to comprehensive regulation and periodic examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission, the Federal Reserve Board and the FDIC. Capital One, however, is not a bank holding company under the Bank Holding Company Act of 1956 as a result of our ownership of the Bank because the Bank is not a "bank" as defined under the BHCA. It is not a "bank" under the BHCA because it:

   . engages only in credit card operations;

   . does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties or others;

   . does not accept any savings or time deposits of less than $100,000 other than as permitted as collateral for extensions of credit;

   . maintains only one office that accepts deposits; and

   . does not engage in the business of making commercial loans.

   If the Bank failed to meet these criteria, the Bank's status as an insured depository institution would make Capital One subject to regulation under the BHCA, including business activity restrictions. For example, becoming a bank holding company under the BHCA would limit our ability to enter into businesses outside of banking. In addition, if the Bank failed to qualify for the credit card bank exemption, any entity that acquired direct or indirect control of Capital One could be required to either discontinue any impermissible non-financial activities or divest itself of control of Capital One.

   The Savings Bank is a federal savings bank chartered by the Office of Thrift Supervision and is a member of the Federal Home Loan Bank System. Its deposits are insured by the Savings Association Insurance Fund of the FDIC. Under recent legislation recapitalizing the SAIF, insurance premiums currently paid by SAIF-insured institutions are now equivalent to the rate paid by BIF-insured institutions. The Savings Bank is subject to comprehensive regulation and periodic examination by the OTS and the FDIC. As a result of our ownership of a single savings association, the Savings Bank, we are a unitary savings and loan holding company subject to regulation by the OTS and the provisions of the Savings and Loan Holding Company Act. As a unitary savings and loan holding company, we generally are not subject to business activity restrictions as long as the Savings Bank continues to meet the qualified thrift lender test. See "--Investment Limitations and Qualified Thrift Lender Test" below. If we cease to be a unitary savings and loan holding company by either acquiring an additional savings institution or because the Savings Bank failed to meet the qualified thrift lender test, the types of activities that we and our non-savings association subsidiaries would be able to engage in would generally be limited to those eligible for bank holding companies.

   We are also registered as a financial institution holding company under Virginia law and are subject to periodic examination by the Bureau of Financial Institutions.

   The following sections describe in greater detail some regulations that currently affect our business. Additional legislation and governmental actions of our regulators, including the Bureau of Financial Institutions, the Federal Reserve Board, FDIC and the OTS, can from time to time also affect our business.

Dividends and Transfers of Funds

   Capital One is a legal entity separate from its banking and other subsidiaries. The primary source of cash for us to pay dividends on stock, make payments on debt securities and meet other obligations, is dividends from the Bank and the Savings Bank. There are various federal and Virginia law limitations on the extent to which these two subsidiaries can finance or otherwise supply funds to us and our affiliates through dividends, loans or otherwise. These limitations include the following: minimum regulatory capital requirements; Federal Reserve Board, OTS and Virginia law requirements concerning the payment of dividends out of net profits or surplus; Sections 23A and 23B of the Federal Reserve Act governing transactions between an insured depository institution and its affiliates; and general federal and Virginia regulatory oversight to prevent unsafe or unsound practices.

   In general, federal banking laws do not allow an insured depository institution, such as the Bank or the Savings Bank, to make dividend distributions if the distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. In addition, the Savings Bank must give the OTS at least 30 days advance notice of any proposed dividend and the OTS, in its discretion, may object to the dividend. Under OTS regulations, other limitations apply to the Savings Bank's ability to pay dividends, such as requirements to maintain adequate regulatory capital. In addition, under Virginia law, the Bureau of Financial Institutions may limit the payment of dividends by the Bank if the Bureau determines that this limitation would be in the public interest and necessary for safety and soundness.

Capital Adequacy

   The Bank and the Savings Bank are currently subject to capital adequacy guidelines adopted by the Federal Reserve Board and the OTS. The most recent notifications received from the regulators categorized the Bank and the Savings Bank as "well-capitalized." We do not believe there have been any conditions or events which have changed either the Bank or the Savings Bank's capital category since those notifications.

   During 1996, the Bank received regulatory approval and established a branch office in the United Kingdom. In connection with this approval, the Company committed to the Federal Reserve that, for so long as the Bank maintains a branch in the United Kingdom, the Company will maintain a minimum Tier 1 leverage ratio of 3.0%.

FDICIA

   FDICIA provides for expanded regulation of banks and savings banks. The expanded regulation includes expanded federal banking agency examinations and increased powers of federal banking agencies to take corrective action to resolve the problems of insured depository institutions with capital deficiencies. Those powers may vary depending on which of several levels of capitalization a particular institution meets. FDICIA establishes five capital tiers: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

   An insured depository institution is considered to be well-capitalized if it maintains a Tier 1 risk-based capital ratio (or core capital to risk-adjusted assets in the case of the Savings Bank) of at least 6%, a total risk-based capital ratio of at least 10% and a Tier 1 leverage capital ratio (or core capital ratio in the case of the Savings Bank) of at least 5%, and is not otherwise in a "troubled condition" as specified by its appropriate federal regulatory agency. An insured depository institution is considered to be adequately capitalized if it maintains a Tier 1 risk-based capital ratio (or core capital to risk-adjusted assets in the case of the Savings Bank) of at least 4%, total risk-based capital ratio of at least 8%, and a Tier 1 leverage capital ratio (or core capital ratio in the case of the Savings Bank) of at least 4% (3% for certain highly rated institutions), and does not otherwise meet the well-capitalized definition. The three undercapitalized categories are based upon the amount by which the insured depository institution falls below the ratios applicable to adequately capitalized institutions. The capital categories are determined solely for the purposes of applying FDICIA's prompt corrective action provisions and the capital categories may not accurately represent the overall financial condition or prospects of the Bank or the Savings Bank.

   At June 30, 1999, both the Bank and the Savings Bank met the requirements for a "well-capitalized" institution. A "well-capitalized" classification should not necessarily be viewed as describing the condition or future prospects of a depository institution.

   Under FDICIA's prompt corrective action system, an insured depository institution in the undercapitalized category must submit a capital restoration plan guaranteed by its parent company. The liability of the parent company under this guarantee is limited to the lesser of 5% of the insured depository institution's assets at the time it became undercapitalized, or the amount needed to comply with the capital restoration plan. An insured depository institution in the undercapitalized category is also subject to limitations in numerous areas including, but not limited to, asset growth, acquisitions, branching, new business lines, acceptance of brokered deposits and borrowings from the Federal Reserve. Progressively more burdensome restrictions are applied to insured depository institutions in the undercapitalized category that fail to submit or implement a capital restoration plan and to insured depository institutions that are in the significantly undercapitalized or critically undercapitalized categories. In addition, an insured depository institution's primary federal banking agency is authorized to downgrade the institution's capital category to the next lower category upon a determination that the institution is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice. An unsafe or unsound practice can include receipt by the institution of a less than satisfactory rating on its most recent examination with respect to its asset quality, management, earnings or liquidity.

   "Critically undercapitalized" insured depository institutions, which are defined to include institutions that still have a positive net worth, generally may not, beginning 60 days after becoming "critically undercapitalized," make any payment of principal or interest on their subordinated debt. Thus, in the event an institution became "critically undercapitalized," it would generally be prohibited from making payments on its subordinated debt securities. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

   FDICIA requires federal banking agencies to review the risk-based capital standards to ensure that they adequately address interest-rate risk, concentration of credit risk and risks from non-traditional activities. The OTS amended its risk-based capital rules to incorporate interest-rate risk requirements under which a savings bank must hold additional capital if it projects an excessive decline in "net portfolio value" in the event interest rates increase or decrease by two percentage points. These standards are not yet in effect.

   FDICIA also requires the FDIC to implement a system of risk-based premiums for deposit insurance pursuant to which the premiums paid by a depository institution will be based on the probability that the FDIC will incur a loss due to that institution. The FDIC has since adopted a system that imposes insurance premiums based upon a matrix that takes into account an institution's capital level and supervisory rating.

   The Bank and the Savings Bank may accept brokered deposits as part of their funding. Under FDICIA, only "well capitalized" and "adequately capitalized" institutions may accept brokered deposits. "Adequately capitalized" institutions, however, must first obtain a waiver from the FDIC before accepting brokered deposits. These deposits may not pay rates that significantly exceed the rates paid on deposits of similar maturity from the institution's normal market area or the national rate on deposits of comparable maturity, as determined by the FDIC, for deposits from outside the institution's normal market area.

Liability for Commonly-Controlled Institutions

   Under the "cross-guarantee" provision of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, insured depository institutions may be liable to the FDIC for any loss or anticipated loss incurred by the FDIC resulting from the default of, or FDIC assistance to, any commonly controlled insured depository institution. The Bank and the Savings Bank are commonly controlled within the meaning of the FIRREA cross-guarantee provision.

Investment Limitations and Qualified Thrift Lender Test

   As a federally chartered savings bank, the Savings Bank is subject to certain investment limitations. For example, federal savings banks are permitted to make consumer loans, such as open-end or closed-end loans for personal, family or household purposes, such as installment loans, of up to 35% of the savings bank's assets. Federal savings banks are also required to meet the Qualified Thrift Lender Test, which generally requires a savings bank to maintain at least 65% of its "portfolio assets" in certain "qualified thrift investments" on a monthly basis in nine out of every 12 months. "Portfolio assets" are defined as total assets less specified liquid assets up to 20% of total assets, intangibles, including goodwill, and property used to conduct business. "Qualified thrift investments" include residential mortgages and related investments, including certain mortgage-backed and mortgage-related investments, small business related securities, certain state and federal housing investments, education loans and credit card loans. Failure to qualify under the Qualified Thrift Lender Test could subject the Savings Bank to substantial restrictions on its activities and to certain other penalties, and could subject Capital One to the provisions of the BHCA, including the activity restrictions that apply generally to bank holding companies and their affiliates. As of June 30, 1999, 86% of the Savings Bank's portfolio assets were held in qualified thrift investments, and the Savings Bank was in compliance with the Qualified Thrift Lender Test.

Lending Activities

   The activities of the Bank and the Savings Bank as consumer lenders are also subject to regulation under various federal laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Community Reinvestment Act and the Soldiers' and Sailors' Civil Relief Act, as well as to various state laws. Regulators are authorized to impose penalties for violations of these statutes and, in some cases, to order the Bank and the Savings Bank to pay restitution to injured borrowers. Borrowers may also bring actions for some violations. Federal and state bankruptcy and debtor relief laws also affect the ability of the Bank and the Savings Bank to collect outstanding balances owed by borrowers who seek relief under these statutes.

Year 2000

   On October 15, 1998, the banking regulators jointly published the Interagency Guidelines establishing Year 2000 Standards for Safety and Soundness. Among other things, the standards list requirements and timetables for a review of mission critical systems for year 2000 readiness, renovation of internal and external mission critical systems, testing of mission critical systems, business resumption contingency planning, remediation contingency planning, customer risk assessment and involvement of the board of directors and management. Capital One's year 2000 plan is subject to and in compliance with these standards.

Legislation

   Each of the U.S. Senate and House of Representatives have separately adopted financial system reform legislation enabling greater affiliation amongst financial services providers, including banks, securities firms and insurance companies. Among other changes from current law, both bills contain "grandfather" provisions enabling existing unitary savings and loan holding companies, like Capital One, to continue to engage in non-financial activities subject to existing restrictions. Both bills also contain restrictions on transferring grandfathered status to an acquiror. It is unclear at this time what form the final legislation, if any, will take and what its impact on Capital One and our subsidiaries would be.

   From time to time, legislation has been proposed in Congress to limit interest rates and fees that could be charged on credit card accounts or otherwise restrict the practices of credit card issuers. Various bills have also been introduced that eliminate a separate savings bank charter, possibly requiring that existing savings banks become banks. Legislation has also been proposed to change existing federal bankruptcy laws. It is unclear at this time whether and in what form any legislation will be adopted or, if adopted, what its impact on Capital One and our subsidiaries would be. Congress may in the future consider other legislation that would materially affect the banking or credit card industries.

Investment in Capital One

   The acquisition of Capital One's, the Bank's or the Savings Bank's capital stock may be subject to regulatory approval or notice under federal or Virginia law. Investors are responsible for insuring that they do not, directly or indirectly, acquire shares of our capital stock in excess of the amount which can be acquired without regulatory approval.

   The Bank and the Savings Bank are each "insured depository institutions" within the meaning of the Change in Bank Control Act. Because of this, federal law and regulations will prohibit any person or company from acquiring control of Capital One without, in most cases, prior written approval of the Federal Reserve Board and the OTS, as applicable. Control is conclusively presumed if, among other things, a person or company acquires more than 25% of any class of our voting stock. A rebuttable presumption of control arises if a person or company acquires more than 10% of any class of voting stock and is subject to any of a number of specified "control factors" as set forth in the applicable regulations.

   Although the Bank is not a "bank" within the meaning of Virginia's reciprocal interstate banking legislation (Chapter 15 of Title 6.1 of the Code of Virginia), it is a "bank" within the meaning of Virginia's Financial Institution Holding Company Act, which governs the acquisition of interests in Virginia financial institutions. The Financial Institution Holding Company Act prohibits any person or entity from acquiring or making any public offer to acquire control of a Virginia financial institution or its holding company without making application to and receiving the prior approval of the Bureau of Financial Institutions.

Interstate Taxation

   Several states have passed legislation which attempts to tax the income from interstate financial activities, including credit cards, derived from accounts held by local state residents. Based on the volume of our business in these states and the nature of the legislation passed to date, we currently believe that this development will not materially affect us or our subsidiaries' financial condition. Recently, a three-year moratorium has been considered on new state and local taxes established to tax the Internet, interactive computer services, or the use of those services. The moratorium, however, does not prevent states from imposing taxes on or measured by net income derived from the services, fairly apportioned business license taxes, and sales and use taxes on interstate commerce that are consistent with taxes on mail order and telephone transactions. We currently solicit accounts and take account information via the Internet. It is unclear at this time, however, whether and in what form any legislation will be adopted or, if adopted, what its impact on us would be.

                        DESCRIPTION OF DEBT SECURITIES

   Capital One may from time to time offer and sell debt securities which will be our direct unsecured general obligations. These securities are described below, and will be either senior debt securities or subordinated debt securities, both of which are called "Debt Securities." The Debt Securities will be issued under one or more separate indentures between Capital One and Harris Trust and Savings Bank, as Trustee, or the Trustee named in the applicable prospectus supplement. Senior Debt Securities will be issued under a "Senior Indenture" and subordinated Debt Securities will be issued under a "Subordinated Indenture." Together, the Senior Indenture and the Subordinated Indenture are called the "Indentures" and the Senior Trustee and the Subordinated Trustee are called the "Trustees."

   We have summarized selected provisions of the Indentures and the Debt Securities below. The summary is not complete. Copies of the Senior Indenture and the form of the Subordinated Indenture have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. You should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers so that you can easily locate these provisions. Unless the section references state otherwise, these section numbers refer to both the Senior Indenture and the Subordinated Indenture. Capitalized terms used in the summary have the meanings specified in the Indentures. As of the date of this prospectus, the following notes have been issued under the Senior Indenture:

   . Notes with a maturity date of 2003, an aggregate principal amount of $125,000,000 and an interest rate of 7 1/4%;

   . Notes with a maturity date of 2006, an aggregate principal amount of $225,000,000 and an interest rate of 7 1/4%; and

   . Notes with a maturity date of 2008, an aggregate principal amount of $200,000,000 and an interest rate of 7 1/8%.

   Capital One has not issued any series of Debt Securities under the Subordinated Indenture.

General

   The Debt Securities will be Capital One's direct unsecured obligations. The Indentures do not limit the amount of Debt Securities that may be issued and further provide that Debt Securities may be issued from time to time in one or more series. The senior Debt Securities will rank equally with all of our other unsecured unsubordinated indebtedness. The subordinated Debt Securities will have a junior position to all of our senior debt.

   Capital One's right to participate as a stockholder in any distribution of assets of any subsidiary upon its liquidation, reorganization or winding-up, and thus the ability of holders of the Debt Securities to benefit, as creditors of Capital One, from the distribution, is subject to the prior claims of creditors of the subsidiary. The Bank and the Savings Bank are subject to claims by creditors for long-term and short-term debt obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which they may pay dividends or otherwise supply funds to Capital One or its affiliates. See "Supervision, Regulation and Other Matters--Dividends and Transfer of Funds."

   The Indentures and the Debt Securities generally do not limit or otherwise restrict the amount of indebtedness that Capital One may incur or the amount of other securities that Capital One may issue. The Indentures and the Debt Securities also generally do not require Capital One or an acquiror to repurchase Debt Securities in the event of a "change in control" or afford holders any protection in the event of a highly leveraged or similar transaction involving Capital One or its subsidiaries. You should refer to the applicable prospectus supplement for information with respect to any changes to the events of default or covenants which are described below that are applicable to any series of the Debt Securities.

   The prospectus supplement relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

   . the title and type of the offered Debt Securities;

   . any limit upon the aggregate principal amount of the offered Debt
     Securities;

   . the percentage of the principal amount (expressed as a percentage of the aggregate principal amount) at which the Debt Securities will be issued;

   . the date or dates on which the principal will be payable;

   . the interest rate and the interest payment dates;

   . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

   . the detailed terms and provisions of any optional or mandatory redemption provision;

   . any changes to the covenants or additional events of default or covenants;

   . whether the Debt Securities will be convertible into or exchangeable for our common stock or other securities and, if so, the terms of the conversion or exchange and the terms of the other securities; and

   . any other terms of the offered Debt Securities. (Section 301)

Form of the Securities

   The Indentures provide that Capital One may issue Debt Securities in registered form, in bearer form or in both registered and bearer form. Unless otherwise indicated in the applicable prospectus supplement, each series of Debt Securities will be issued in registered form only, without coupons. Holders of "registered form" securities do not receive a physical certificate but instead are listed on the Trustee's register for the Debt Securities. (Section 305)

   If we issue the Debt Securities in bearer form, they will have interest coupons attached, unless issued as original issue discount Debt Securities. "Bearer form" securities are payable to whomever physically holds them from time to time. Debt Securities in bearer form will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than through offices of certain United States financial institutions located outside the United States. Purchasers of Debt Securities in bearer form will be subject to certification procedures and may be affected by United States tax law limitations. These procedures and limitations will be described in the applicable prospectus supplement.

   The Debt Securities may also be issued as original issue discount Debt Securities. "Original issue discount Debt Securities" are securities sold by us for substantially less than their stated principal amount. Federal income tax consequences and other special considerations applicable to any original issue discount Debt Securities will be described in the applicable prospectus supplement. (Section 101)

   Unless otherwise indicated in the applicable prospectus supplement, Capital One will issue Debt Securities in registered form in denominations of $1,000 or any whole number multiple of $1,000. We will issue Debt Securities in bearer form in denominations of $5,000 or any whole number of $5,000. (Section 302) There will be no service charge for any transfer, exchange or conversion of the Debt Securities, but we may require the holder to pay any tax or other governmental charge payable upon a transfer, exchange or conversion.

Registration, Transfer, Payment and Paying Agent

   Unless otherwise described in the applicable prospectus supplement, payments on the Debt Securities will be made at Capital One's office or agency maintained for that purpose. We have appointed an agency in New York, New York to make payments on the Debt Securities; however, we may change our agent from time to time. (Section 1002) Any transfer of the Debt Securities will be registerable at the same place. In addition, we may choose to pay interest by check mailed to the address in the security register of the person in whose name the Debt Security is registered at the close of business on the regular record date. (Sections 305 and 307)

   Unless otherwise indicated in the applicable prospectus supplement, payments of principal, premium, if any, and interest on Debt Securities in bearer form will be made at the office outside the United States specified in the applicable prospectus supplement and as we may designate from time to time. Payment can also be made by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the applicable prospectus supplement, payments on Debt Securities in bearer form will be made only if the holder surrenders the coupon relating to the interest payment date. We will not make any payments on any Debt Security in bearer form at any office or agency in the United States, by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States. (Section 1002)

Global Debt Securities

   The Debt Securities of a series may be issued in whole or in part in global form, which means that we will deposit with the depositary identified in the applicable prospectus supplement, one or more certificates representing the entire series. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to a nominee of the depositary. (Section 305)

   The applicable prospectus supplement will describe the specific terms of the depositary agreement governing a series of global Debt Securities and any limitations and restrictions relating to a series of global Debt Securities. (Section 305)

Subordination of Subordinated Debt Securities

   Unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to subordinated Debt Securities. Section references are to sections of the Subordinated Indenture.

   Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness, as defined below. Payments on subordinated Debt Securities will also be effectively subordinated if:

   . we are involved in insolvency, bankruptcy or similar proceedings; or

   . we fail to pay the principal, premium, interest, some types of additional payments or any sinking fund on any Senior Indebtedness when due. (Section
     1601)

   Because of this subordination, some of Capital One's creditors may receive more, ratably, than holders of subordinated Debt Securities if Capital One is insolvent.

   After all payments have been made to the holders of Senior Indebtedness, any holders of subordinated Debt Securities will be subrogated to the rights of holders of Senior Indebtedness upon any distribution of assets in any proceedings out of the distributive shares of subordinated Debt Securities. (Sections 1601 and 1602)


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   "Senior Indebtedness" means the principal of and premium, if any, and interest, on, whether outstanding now or incurred later (a) all indebtedness for money borrowed by Capital One, including indebtedness of others that Capital One guarantees, other than the subordinated Debt Securities and indebtedness that is expressly stated as not senior, and (b) any amendments, renewals, extensions, modifications and refundings of any indebtedness, unless in either case the instrument evidencing the indebtedness provides that it is not senior in right of payment to the subordinated Debt Securities.

Conversion and Exchangeability

   The holders of Debt Securities that are convertible into common stock or other securities will be entitled to convert the Debt Securities in some circumstances. The terms of any conversion will be described in the applicable prospectus supplement. (Section 1602)

   The holders of Debt Securities may be obligated to exchange them for common stock or other securities of Capital One in some circumstances. The terms of any exchange will be described in the applicable prospectus supplement. (Section 305)

Covenants

   Under the Indentures, we agree to the following:

   . Corporate Existence. Except as permitted under "--Consolidation, Merger and Sale of Assets," we will preserve and keep in full force and effect our corporate existence and the corporate existences of each of our significant subsidiaries, as defined below. We will also preserve and keep in full force and effect our and our significant subsidiaries' charter rights, statutory rights and franchises. Neither Capital One nor any significant subsidiary will be required to preserve these rights or franchises if Capital One or the significant subsidiary determines it is no longer desirable and that the loss is not disadvantageous in any material respect to the holders. (Section 1007)

   . Limitation on Disposition of Significant Subsidiaries.  Each of the
     Indentures contains a covenant by us limiting our ability to dispose of the voting stock of a significant subsidiary. A "significant subsidiary" is any of our subsidiaries that constitutes 20% or more of our consolidated assets. This covenant generally provides that, as long as any of the Debt Securities are outstanding, neither Capital One nor any of its significant subsidiaries will, other than through a securitization of assets:

     . issue stock or securities convertible into stock of a significant subsidiary unless Capital One will own at least 80% of the subsidiary's voting stock after the issuance; or

     . consolidate with or merge into any other corporation, or convey, transfer or lease its property and assets substantially as an entity to any person other than Capital One or one of its subsidiaries, unless Capital One will own at least 80% of the surviving successor or other person. (Section 1005)

   . Limitation on Creation of Liens. Neither Capital One nor its subsidiaries will pledge, encumber or grant a lien on a significant subsidiary's voting stock to secure indebtedness for borrowed money, unless the Debt Securities are equally and ratably secured by this pledge, encumbrance or lien, and Capital One would continue to control the subsidiary if the pledge, encumbrance or lien is exercised. (Section 1006)

Events of Default

   The Indentures define an event of default for any series of Debt Securities as any of the following events, unless otherwise provided in the applicable prospectus supplement:

   . failure to pay the interest or any additional amounts payable on any Debt
     Security when due and continuance of that default for 30 days (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions);

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

   . failure to pay the principal or any premium on any Debt Security when due
     (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions);

   . failure to deposit any sinking fund payment when due (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions);

   . failure to perform any covenant or warranty in the Indenture, other than a covenant or warranty applicable only to another series of Debt Securities, that continues for 60 days after Capital One is given written notice;

   . any event of default by Capital One, or any of its significant subsidiaries, under any mortgage, indenture or other instrument under which any indebtedness exceeding $10,000,000 becomes due and payable, if the acceleration is not rescinded or annulled within 30 days after written notice;

   . certain events of bankruptcy, insolvency or reorganization of Capital One or any of its significant subsidiaries; or

   . any other event of default included in any Indenture or supplemental indenture. (Section 501)

   If an event of default occurs with respect to Debt Securities of any series, the Trustee will give the holders of those Debt Securities notice of the default under the terms of the applicable Indenture. (Section 501)

   If an event of default with respect to any series of Debt Securities occurs and continues, either the Trustee, or the holders of at least 25% of the aggregate principal amount of the outstanding Debt Securities of that series, may declare the principal amount or, if the Debt Securities of that series are original issue discount Debt Securities, a specified portion of the principal amount of all the senior Debt Securities of that series, to be due and payable immediately. (Section 502)

   Payment of the principal of subordinated Debt Securities may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization. Subordinated Debt Securities cannot be accelerated if we default in our performance of any other covenant, including payment of principal or interest. Any time after a declaration of acceleration has been made, but before a judgment or decree based on acceleration has been obtained, the majority holders may, under certain circumstances, void the declaration. "Majority holders" are the holders of a majority of the aggregate principal amount of outstanding Debt Securities of that series. (Section 502)

   Other than its duties in the case of a default, the Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request or direction of any of the holders, unless those holders offer the Trustee reasonable indemnity. (Section 601) If the holders provide this reasonable indemnification, the majority holders may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, for the Debt Securities of that series. (Section 512)

   A holder does not have the right to institute a proceeding, appoint a receiver or a trustee, or commence any other remedy, unless:

   . the holder gives the Trustee written notice of a continuing event of default;

   . the majority holders have made written request, and offered reasonable indemnity, to the Trustee to institute the proceeding as Trustee; and

   . the Trustee has received a consistent request from the majority holders and failed to institute a proceeding within 60 days. (Section 507)

   However, these limitations do not apply to a suit for the enforcement of payment or conversion rights instituted on or after the respective due dates of the Debt Securities. (Section 508)

Defeasance

   If the applicable prospectus supplement provides for defeasance, we may elect to pay and discharge our obligations on the Debt Securities if:

   . no event of default has occurred and is continuing, or would occur upon the giving of notice or lapse of time at the time of the satisfaction and discharge;

   . we deposit with the Trustee sufficient cash or government securities to pay all the principal, any premium and any other sums due through the stated maturity or redemption date of the Debt Securities of the series;

   . we pay all other sums due with respect to the outstanding securities of the series;

   . we deliver an opinion of counsel to the effect that the holders will have no federal income tax consequences as a result of the deposit or defeasance; and

   . we deliver a certificate of our independent public accountants as required by the Indenture. (Section 402)

   If this happens, the holders of the Debt Securities of the series will not be entitled to the benefits of the Indenture, except for the registration of transfer or exchange of Debt Securities and the replacement of stolen, lost or mutilated Debt Securities. (Section 306)

Determining the Outstanding Debt Securities

   We will consider the following factors in determining whether the holders of the requisite principal amount of outstanding Debt Securities have given the proper notice under the Indenture:

   . the portion of the principal amount of an original issue discount Debt
     Security that will be deemed to be outstanding will be the portion of the principal amount that would be declared to be due and payable on that date;

   . the principal amount of any indexed security will be the principal face amount of the indexed security determined on the date of its original issuance;

   . the principal amount of a Debt Security denominated in one or more foreign currency units shall be the U.S. dollar equivalent based on the applicable exchange rate or rates at the time of sale; and

   . any Debt Security owned by Capital One or any other obligor, or any of their affiliates, will be treated as not outstanding. (Section 101)

Modifications and Waivers under the Indentures

   Capital One and the Trustee may modify and amend the Indentures with the consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding Debt Securities of each series issued under the Indenture and affected by the modification or amendment. However, no modification or amendment may, without the consent of each holder of Debt Securities affected by the modification or amendment:

   . change the stated maturity of any Debt Security;

   . reduce the principal amount of, or the premium, if any, or, except as otherwise provided in the applicable prospectus supplement, interest on, any Debt Security, including in the case of an original issue discount Debt Security, the amount payable upon acceleration of the maturity of the Debt Security;

   . in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to the holders of the Subordinated Debt Securities;

   . reduce the percentage in principal amount of outstanding Debt Securities of any series; or

   . adversely affect the right of any convertible Debt Securities to convert.
     (Section 902)

   The holders of at least 50% of the aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all holders of that series, waive Capital One's compliance with certain restrictive provisions of the applicable Indenture. They may also waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Sections 513 and 1008)

   Capital One and the Trustee may modify and amend the Indentures without the consent of any holder for any of the following purposes:

   . to evidence the succession of another person to Capital One;

   . to add to the covenants of Capital One for the benefit of the holders of all or any series of Debt Securities;

   . to add events of default;

   . to add or change any provisions of the Indenture to facilitate the issuance of bearer Debt Securities;

   . to change the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of Debt Securities;

   . to establish the form or terms of Debt Securities of any series and any related coupons;

   . to evidence and provide for the acceptance of appointment by a successor
     Trustee;

   . to cure any ambiguity, defect or inconsistency in the Indenture, provided the action does not materially adversely affect the interests of the holders of any Debt Securities or related coupons;

   . to supplement any of the provisions of the Indenture if necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, as long as the action does not materially adversely affect the interests of the holders of any Debt Securities or related coupons;

   . to secure the Debt Securities; and

   . to amend or supplement any provision of the Indenture or any supplemental indenture, provided that the amendment or supplement does not materially adversely affect the interests of the holders of outstanding Debt Securities. (Section 901)

Consolidation, Merger and Sale of Assets

   Each Indenture generally permits a consolidation or merger between us and another corporation. They also permit the sale by us of all or substantially all of our property or assets. These events do not require the consent of the holders of any outstanding Debt Securities if:

   . the successor or purchaser is a corporation organized under the laws of the United States of America, any state or the District of Columbia, and it expressly assumes our obligations on the Debt Securities under each of the Indentures;

   . immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

   . we have delivered to the Trustee an officers' certificate and an opinion of counsel stating compliance with these provisions. (Section 801)

Concerning the Trustees

   In the normal course of business, Capital One and its subsidiaries conduct banking transactions with the Trustee, and the Trustee conducts banking transactions with Capital One and its subsidiaries.

                        DESCRIPTION OF PREFERRED STOCK

   The following description summarizes the general terms and provisions of our authorized preferred stock. If we offer preferred stock, we will describe the specific designations and rights of this stock in a prospectus supplement and will file the description with the SEC. Terms which could be included in a prospectus supplement include:

   . the designation of the preferred stock and the number of shares offered;

   . the amount of liquidation preference per share;

   . the price at which the preferred stock will be issued;

   . the dividend rate, or its method of calculation, and the dates on which dividends will be payable;

   . whether the dividends will be cumulative or noncumulative, and if cumulative, the dates from which dividends will commence to cumulate;

   . any redemption or sinking fund provisions of the preferred stock;

   . whether we have elected to offer depositary shares, as described below;

   . the terms and conditions, if any, upon which the preferred stock will be convertible into common stock or other securities; and

   . any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

   Preferred stock will have the dividend, liquidation, and voting rights described below, unless otherwise provided in the applicable prospectus supplement. You should read the prospectus supplement relating to any series of preferred stock for the series' specific terms.

General

   Capital One's Restated Certificate of Incorporation authorizes our Board of Directors to issue one or more series of preferred stock, par value $.01 per share, without the approval of our stockholders. The Board can also determine the terms, including preferences, conversion and other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of any preferred stock. Currently, under our Restated Certificate of Incorporation, 50,000,000 shares are classified as preferred stock and no shares of preferred stock are outstanding. We have designated 1,000,000 shares of the preferred stock as cumulative participating junior preferred stock, which may be issued upon the exercise and conversion of certain "Rights," as defined below, which are attached to each share of our common stock. Before issuing a series of preferred stock, the Board will adopt resolutions creating and designating the series of preferred stock.

   The preferred stock will, when issued, be fully paid and non-assessable and have no preemptive rights. Unless otherwise specified in a prospectus supplement, each series of the preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of the preferred stock. You should read the applicable prospectus supplement relating to any series of preferred stock for that series' specific terms.

Dividend Rights

   Holders of preferred stock will receive, when, as and if declared by the Board, dividends at rates and on the dates described in the applicable prospectus supplement. Each dividend will be payable to the holders of record as they appear on the stock record books of Capital One or, if applicable, the records of the depositary referred to under "Depositary Shares," on the record dates fixed by the Board or its committee. Dividends on any series of preferred stock may be cumulative or noncumulative. Capital One's ability to pay dividends on the preferred stock depends on the ability of the Bank and the Savings Bank to pay dividends to Capital One. The ability of Capital One, the Bank and the Savings Bank to pay dividends in the future is subject to bank regulatory requirements and capital guidelines and policies established by the Federal Reserve Board. See "Supervision, Regulation and Other Matters."

   We will not declare or pay or set apart funds for the payment of dividends on any securities which rank equally with the preferred stock unless we have paid or set apart funds for payment of dividends on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with any equally ranked securities.

Voting Rights

   Unless indicated in the applicable prospectus supplement relating to a particular series of preferred stock or expressly required by law, the holders of the preferred stock will not have any voting rights.

Rights Upon Liquidation

   If we liquidate, dissolve or wind up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions. These will be in the amounts set forth in the applicable prospectus supplement, plus accrued and unpaid dividends and, if the series of the preferred stock is cumulative, accrued and unpaid dividends for all prior dividend periods. If we do not pay in full all amounts payable on any series of preferred stock, the holders of the preferred stock will share proportionately with any equally ranked securities in any distribution of our assets. After the holders of any series of preferred stock are paid in full, they will not have any further claim to any of our remaining assets.

   Because we are a holding company, the rights of our stockholders to participate in the assets of any subsidiary, including the Bank, upon the subsidiary's liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors, except to the extent that we may ourself be a creditor with recognized claims against the subsidiary.

Redemption

   A series of preferred stock may be redeemable, in whole or in part, at the option of Capital One or the holder of the stock, and may be subject to mandatory redemption pursuant to a sinking fund, under the terms included in any applicable prospectus supplement.

   In the event of partial redemptions of preferred stock, the Board or its committee will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method the Board or its committee determines to be equitable.

   On and after a redemption date, unless Capital One defaults in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock which were called for redemption. In addition, all rights of holders of the preferred shares will terminate except for the right to receive the redemption price.

Conversion

   The applicable prospectus supplement for any series of preferred stock will state the terms and conditions, if any, on which shares of that series are convertible into our common stock or other securities, including:

   . the number of shares of common stock or other securities into which the shares of preferred stock are convertible;

   . the conversion price or manner of calculation;

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

   . the conversion period;

   . provisions as to whether conversion will be at the option of the holders of the preferred stock or Capital One, if applicable;

   . any events requiring an adjustment of the conversion price; and

   . provisions affecting conversion in the event of the redemption of the series of preferred stock.

Depositary Shares

   We may, at our option, elect to offer fractional shares of preferred stock, or "depositary shares," rather than full shares of preferred stock. In that event, we will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock as described in the applicable prospectus supplement.

   The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between Capital One and the depositary named in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion, to all the rights and preferences of the preferred stock, including dividend, voting, redemption, subscription and liquidation rights. The terms of any depositary shares will be set forth in the applicable prospectus supplement and the provisions of the deposit agreement, which will be filed with the SEC.

                          DESCRIPTION OF COMMON STOCK

   We are authorized to issue 300,000,000 shares of common stock, par value $.01 per share. As of July 31, 1999, 197,480,933 shares were issued and outstanding. The common stock is traded on the New York Stock Exchange under the symbol "COF". All outstanding shares of common stock are and will be fully paid and non-assessable.

   The following summary is not complete and you should refer to the applicable provisions of the Delaware General Corporation Law and our Restated Certificate of Incorporation and Bylaws for additional information. See "Where You Can Find More Information."

Voting and Other Rights

   Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. A majority vote is required for all actions to be taken by stockholders, except that directors are elected by a plurality of the votes cast. Stockholders do not have cumulative voting rights in the election of directors, which means that the holders of more than 50% of the shares voting in an election of directors can elect all of the directors. Shares of common stock also do not have any preemptive, subscription, redemption, sinking fund or conversion rights.

Distribution

   Common stock dividends are subject to preferences, if any, on any outstanding shares of preferred stock. Dividends must be declared by the Board out of legally available funds. If Capital One liquidates, dissolves or winds up its affairs, common stockholders are entitled to share proportionately in the assets available for distribution to holders of common stock.

Anti-takeover Legislation

   Capital One is a Delaware corporation and is governed by Section 203 of the Delaware General Corporation Law. This provision generally states that, subject to some exceptions, a corporation cannot engage in any business combination with any "interested stockholder" for three years after the time that the stockholder became an interested stockholder unless the corporation's stockholders approve the business combination. Delaware law defines an interested stockholder to include any person, and its affiliates and associates, that owns 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years prior to the relevant date.

   Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to enter into some business combinations and transactions with a corporation for a three-year period. Although stockholders may elect to exclude a corporation from Section 203's restrictions, our Restated Certificate of Incorporation and Bylaws do not exclude us from Section 203's restrictions. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with the Board, since Section 203 permits the Board, without stockholder approval, to approve a business combination with an interested stockholder or the transaction which causes a person to become an interested stockholder. Business combinations are discussed more fully below.

Capital One's Certificate of Incorporation and Bylaw Provisions

   Certain provisions in our Restated Certificate of Incorporation and Bylaws could make more difficult or discourage a tender offer, proxy contest or other takeover attempt that is opposed by the Board of Directors but which might be favored by the stockholders. The Restated Certificate of Incorporation and Bylaws are filed as exhibits to the registration statement, and certain provisions are summarized below.

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

   Classified Board of Directors. Capital One's Board, other than directors elected by any series of preferred stock, is divided into three classes of directors, with the classes to be as nearly equal in number as possible. The class of directors elected at each annual meeting is elected for a 3-year term. Some practical effects of these classification provisions are the following:

   . It will take at least two annual meetings of stockholders, instead of one, to elect a majority of the Board. This delay ensures that Capital One's directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal and any available alternatives before they act in what they believe to be the best interests of the stockholders. However, even if a change in the composition of the Board would be beneficial to Capital One and its stockholders, it will take at least two annual meetings of stockholders to make this change.

   . A classified Board may discourage third party proxy contests, tender offers or attempts to obtain control of Capital One. This will happen even if an attempt might be beneficial to Capital One and its stockholders. Therefore, there is an increased likelihood that incumbent directors will retain their positions.

   . A classified Board discourages accumulations of large blocks of Capital
     One's stock by purchasers whose objective is to take control of the Board. This could reduce the likelihood of fluctuations in the market price of the common stock that might result from accumulations of large blocks of stock. Stockholders therefore might not have opportunities to sell their shares of common stock at the higher market price that an accumulation of stock could create.

   Number of Directors; Removal; Filling Vacancies. Generally speaking, our Board must consist of between three and seventeen directors and vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum remains in office. Therefore, unless the Bylaws are amended, the Board could prevent any stockholder from enlarging the Board of Directors and filling the new directorships with the stockholder's own nominees.

   Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. Our Restated Certificate of Incorporation and Bylaws provide that, subject to the rights of holders of preferred stock to elect directors under specified circumstances, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors.

   No Stockholder Action by Written Consent; Special Meetings. Subject to the rights of any holders of preferred stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent. Under circumstances described in the Bylaws, special meetings of stockholders can be called by the Chairman of the Board or by the Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting. Moreover, any special meeting of stockholders is limited to the business in the notice of the special meeting sent to the stockholders before the meeting.

   The provisions prohibiting stockholder action by written consent and prohibiting stockholders from calling a special meeting could delay consideration of a stockholder proposal until our next annual meeting. This would prevent the holders of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder cannot force stockholder consideration of a proposal over the opposition of the Chairman and the Board by calling a special meeting of stockholders.

   Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. Only people who are nominated by, or at the direction of, the Board, or by a stockholder who has given proper written notice prior to a

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

meeting at which directors are to be elected, will be eligible for election as directors. Business conducted at an annual meeting is limited to the business brought before the meeting by, or at the direction of, the Chairman, the Board or a stockholder who has given proper notice. A stockholder's notice to Capital One proposing to nominate a person for election as a director must also contain certain information described in the Bylaws. You should refer to Capital One's Bylaws for more information, including the process and timing requirements for a stockholder notice.

   Some of the effects of the provisions described above and in the Bylaws include:

   . the Board will have a longer period to consider the qualifications of the proposed nominees and, if deemed necessary or desirable, to inform stockholders about the qualifications;

   . there will be an orderly procedure for conducting annual meetings of stockholders and informing stockholders, prior to the meetings, of any business proposed to be conducted at the meetings, including any Board recommendations; and

   . contests for the election of directors or the consideration of stockholder proposals will be precluded if the procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposal.

   Business Combinations. Certain mergers, share exchanges or sales of Capital One's assets with or to interested stockholders, as defined below, must be approved by the affirmative vote of the holders of at least 75% of the voting stock of Capital One, voting together as a single class. Our Restated Certificate of Incorporation requires this affirmative vote even if no vote is required, or a lesser percentage is specified, by law or any national securities exchange or otherwise. This affirmative vote is not required in two situations. First, it is not required if the business combination has been approved by a majority of uninterested, continuing directors. Second, it is not required if certain price and procedure requirements designed to ensure that our stockholders receive a "fair price" for their common stock are satisfied. Our Restated Certificate of Incorporation defines an interested stockholder as any person, other than Capital One or any subsidiary of Capital One, who or which:

   . beneficially owns, directly or indirectly, 5% or more of the voting power of the outstanding voting stock;

   . is an affiliate of Capital One and at any time within the two-year period immediately prior to the date in question beneficially owned, directly or indirectly, 5% or more of the voting power of the then outstanding voting stock; or

   . owns any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder, if the transfer of ownership occurred in the course of a non-public transaction or series of transactions.

   Liability of Directors; Indemnification. A director generally will not be personally liable for monetary damages to Capital One or its stockholders for breach of fiduciary duty as a director. A director may be held liable, however, for the following:

   . any breach of the director's duty of loyalty to Capital One or its stockholders;

   . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   . paying a dividend or approving a stock repurchase in violation of Delaware law; or

   . any transaction from which the director derived an improper personal benefit.

   Capital One indemnifies its officers and directors against lawsuits by third parties to the fullest extent of the law. We may agree with any person to provide an indemnification greater than or different from the indemnification provided by the Restated Certificate of Incorporation.

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   Amendments.  The Restated Certificate of Incorporation and Bylaws generally may be amended by a majority vote of the stockholders, but some provisions, including some of the provisions discussed above, can only be amended by an 80% vote of the stockholders. This 80% approval requirement prevents a stockholder with only a majority of the common stock from circumventing the requirements of these provisions by simply amending or repealing them. The Restated Certificate of Incorporation further provides that the Bylaws may be amended by our Board.

Rights to Purchase Certain Preferred Shares

   Each share of our common stock includes an attached "Right." The Right entitles a holder of common stock to purchase from Capital One one three-hundredth of a share of Capital One's cumulative participating junior preferred stock (the "Junior Preferred Shares") at a price of $200 per one three-hundredth of a share, subject to adjustment. We have initially authorized and reserved 1,000,000 Junior Preferred Shares for issuance upon exercise of the Rights. Because of the nature of the Junior Preferred Shares' dividend and liquidation rights, the value of the one three-hundredth interest in a Junior Preferred Share that can be purchased on exercise of each Right should approximate the value of one share of common stock. Initially, the Rights are not exercisable and trade automatically with the common stock. The Rights generally become exercisable, however, and separate certificates representing the Rights will be distributed, if any person or group acquires 15% or more of Capital One's outstanding common stock or a tender offer or exchange offer is announced for Capital One's common stock. The Rights expire on November 29, 2005, unless earlier redeemed by Capital One at $0.01 per Right. Capital One may only redeem the Rights prior to the time that any person or group acquires 15% of the outstanding common stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share. Prior to exercise, a Right will not create any rights as a stockholder of Capital One.

   The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Capital One on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board, since Capital One may redeem the Rights prior to the time that a person or group acquires 15% of the outstanding common stock.

Dividend Reinvestment Plan

   In January 1996, we implemented a dividend reinvestment and stock purchase plan. The plan provides stockholders with the opportunity to purchase additional shares of our common stock by reinvesting all or a portion of their dividends on shares of common stock. It also provides existing stockholders with the option to make cash investments monthly, subject to a minimum monthly limit of $50 and a maximum monthly limit of $5,000. Optional cash investments in excess of $5,000 may be made with our permission at a discount which will be from 0% to 3%. We use proceeds from this plan for general corporate purposes.

Transfer Agent

   The transfer agent and registrar for the common stock is First Chicago Trust Company of New York.

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                             PLAN OF DISTRIBUTION

   We may sell the offered securities to or through underwriters or dealers, directly to other purchasers or through agents. Each prospectus supplement will describe the particular method of distribution.

   The distribution may take place from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

   In connection with the sale of the securities, underwriters may receive compensation in the form of discounts, concessions or commissions from us or from purchasers of securities for whom they may act as agents. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter or agent will be identified, and any compensation received from us will be described, in the applicable prospectus supplement.

   If indicated in the applicable prospectus supplement, we may authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase Debt Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases these institutions must be approved by us. The obligations of any purchaser under any contract will be subject to the condition that the purchase of the offered Debt Securities will not at the time of delivery be prohibited under the laws of the purchaser's jurisdiction. The underwriters and the other agents will not have any responsibility for the validity or performance of the contracts.

   Underwriters and agents who participate in the distribution of the securities may be entitled under agreements with us to indemnification by us. Unless indicated in the applicable prospectus supplement, we do not expect to list the securities on a securities exchange, except for the common stock, which is listed on the New York Stock Exchange. We will not require underwriters or dealers to make a market in the securities. We cannot predict the activity or liquidity of any trading in the securities.

                            VALIDITY OF SECURITIES

   John G. Finneran, Jr., Capital One's Senior Vice President, General Counsel and Corporate Secretary, will pass upon the validity of the securities for Capital One. As of July 31, 1999, Mr. Finneran owned approximately 19,071 shares of Capital One's common stock and held options to purchase 338,571 shares of common stock issued under Capital One's 1994 Stock Incentive Plan.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited Capital One's consolidated financial statements, which are incorporated by reference in Capital One's Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. Capital One's financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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